UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number 001-39354

Quhuo Limited

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,

People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Termination of its American Depositary Receipt Program and Consolidated Class A Ordinary Shares to Trade on Nasdaq

As previously approved by its shareholders of Quhuo Limited (the “Company”) at the extraordinary general meeting of shareholders on March 11, 2026 and its board of directors on February 12, 2026, the Company today announces that it has commenced to terminate its American Depositary Receipt program (the “ADR program”), including the termination of any related deposit agreement, as amended, and list the Company’s Class A ordinary shares directly on The Nasdaq Stock Market LLC (the “Nasdaq”). The ADR program to be terminated was established pursuant to the deposit Agreement, dated July 9, 2020, as amended, among the Company, Deutsche Bank Trust Company Americas (the “Depositary”) and the holders and beneficial owners of the American Depositary Shares (“ADSs”) issued thereunder (the “Deposit Agreement”).

The ADR program and the Deposit Agreement are expected to terminate prior to the opening of the market on July 17, 2026. At that time, the Company’s ADSs will be mandatorily cancelled and the Class A ordinary shares underlying the ADSs will be distributed to ADS holders. The Company instructed the Depositary to distribute a termination notice to holders of ADSs on June 16, 2026, which provided more information regarding the termination of the ADR program.

In conjunction with the termination of the ADR program, the Company will implement a share consolidation, consolidating every 32,000 ordinary shares into one new ordinary share (“Share Consolidation”). Each holder of one (1) ADS will receive 0.84375 post consolidation Class A ordinary share. In connection with the termination of the ADR program and Share Consolidation, the Company plans to list its Class A ordinary shares for trading on Nasdaq in substitution for the ADSs. The Company’s Class A ordinary shares are expected to commence trading on Nasdaq when the market opens on July 17, 2026 under the symbol “QH” with the new CUSIP number G73264114.

The Company has appointed Transhare Corporation as its transfer agent in the United States for its Class A ordinary shares.

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the registration statements on Forms F-3, as amended (File Nos. 333-273087 and 333-281997) and Forms S-8 (File Nos. 333-248884 and 333-294951), of Quhuo Limited and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quhuo Limited

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chairman and Chief Executive Officer

Date: July 15, 2026

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